                                  FORM RW
                           REQUEST FOR WITHDRAWAL
                       OF PRELIMINARY PROXY STATEMENT



                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                           STATION CASINOS, INC.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                                  NEVADA
                       -------------------------------
                       (State or other jurisdiction of
                        incorporation or organization)


            2411 WEST SAHARA AVENUE, LAS VEGAS, NEVADA      89102
            ------------------------------------------   ----------
             (Address of principal executive offices)    (Zip Code)

     Station Casinos, Inc. (the "Company") hereby requests the withdrawal of the Proxy Notice and Statement previously submitted to the Securities and Exchange Commission on December 16, 1997. The Special Shareholders' Meeting that was to be called by this Proxy Notice was intended for the ratification by the Stockholders of (i) an increase in the authorized shares of the Company, (ii) the addition of certain transfer restrictions and related provisions with respect to the Company's capital stock desirable for the Company to elect and protect status as a real estate investment trust for federal income tax purposes and (iii) to change the name of the Company. The proposed transaction has been cancelled in light of the recent agreement regarding the merger of the Company with Crescent Real Estate Equities Company. Therefore, the special stockholders' meeting is not necessary at this time and the Proxy Notice and Statement will not be sent out.

                                         STATION CASINOS, INC.



                                         /s/ GLENN C. CHRISTENSON
                                         ---------------------------------
                                         Name:    Glenn C. Christenson
                                         Title:    Chief Financial Officer


Date:  February 16, 1998






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